Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Incorporation
Network Medical Management, Inc.	California
Apollo Medical Management, Inc.	Delaware
APAACO, Inc.	Delaware
Apollo Care Connect, Inc.	Delaware
ApolloMed Accountable Care Organization, Inc.*	California
Allied Physicians ACO, LLC	California
APCN-ACO, Inc.	California
99 Medical Equipment, Healthcare Supplies & Wheelchair Center	California
Apollo Palliative Services, LLC**	California
Best Choice Hospice Care, LLC**	California
Holistic Care Home Health Agency, Inc.**	California
Pulmonary Critical Care Management, Inc.	California
Verdugo Medical Management, Inc.	California

* 80% ownership

**56% ownership